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Exhibit (e)(1)

[ALCAN LOGO]

September 12, 2003

Jean-Pierre Rodier,
Chairman and Chief Executive Officer,
Pechiney,
7, Place du Chancelier Adenauer,
75116 Paris, France

Dear Jean-Pierre,

        This letter will confirm our recent discussions in which Mr. H. Onno Ruding participated, as well as our agreement with respect to the terms of a revised offer by Alcan to acquire all of the outstanding equity securities of Pechiney based on a favorable recommendation from the Pechiney Board at its meeting scheduled for today, subject to the terms set forth herein. The attached Final Terms represent our mutual understanding as to the terms of the revised offer, which you will submit to your Board of Directors together with your recommendation that the Board of Directors approve these Final Terms and recommend that Pechiney shareholders accept the revised offer. Following the Board's approval and recommendation at such meeting, Alcan undertakes to file (dépôt d'une offre révisée) as promptly as possible, and in any event by no later than midnight on September 16, 2003, the revised offer with the relevant French and U.S. regulatory authorities.

        If, following the filing of the revised offer with the CMF (dépôt de l'offre révisée), the revised offer is not deemed acceptable (recevable) by the CMF, or the CMF requires that the terms of the revised offer be modified for the revised offer to become acceptable (recevable), Alcan and Pechiney will work together to develop an alternative offer that is acceptable (recevable) by the CMF and that is economically equivalent to the terms set forth in Schedule FT-1 from the perspective of Alcan as well as Pechiney's shareholders.

        Please confirm your agreement with the foregoing by signing and returning to the undersigned the enclosed copy of this letter. We look forward to working with you to complete the combination of our businesses in an amicable, expeditious and mutually beneficial fashion.

Sincerely,
/s/ TRAVIS ENGEN Travis Engen
AGREED AS OF THE ABOVE DATE
Jean-Pierre Rodier, on behalf of PECHINEY
/s/ JEAN-PIERRE RODIER

12 September 2003 Version 2
CONFIDENTIAL

FINAL TERMS

Except as described in this document, Alcan will not change the terms of its offer from that described in the Note d'Information. The elements of the agreed teams are:

1.
Schedule FT-1 sets forth the agreed terms of Alcan's improved offer.

2.
Schedule FT-2 restates certain conditions and undertakings of Alcan that are included in or that relate to the offer.

3.
In consideration of the improved offer:

a.
The Pechiney Board of Directors will agree to recommend that Pechiney shareholders accept Alcan's revised offer as the best value alternative available; Pechiney will cease pursuing, and will not solicit, other alternatives, it being understood that the Pechiney Board of Directors may be required to consider a superior proposal to the extent required by its fiduciary duties and French stock exchange regulations.

b.
Pechiney will use its best efforts to support and assist Alcan in receiving all necessary governmental and regulatory approvals or consents and in consummating the revised offer as soon as possible with a view to minimizing any adverse financial or operational impact.

i.
Such approvals and consents include: MTF approval, other antitrust approvals, the COB's visa, the CMF's declaration of its acceptance of the terms of the revised offer, and the SEC's declaring effective Alcan's registration statement.

ii.
Pechiney's best efforts will include having their accountants consent to the inclusion of their audit opinion on Pechiney's financials in the registration statement, assisting in preparation of pro forma financial statements, cooperating with any regulatory inquiries, assisting Alcan, at Alcan's request, in Alcan's dealings with the MTF and other governmental and regulatory authorities in order to obtain such approvals as promptly as practicable and promptly advising Alcan of any communications between Pechiney and any such authorities.

c.
Pechiney and Alcan will each issue a press release in the forms set forth on Schedule FT-3 as soon as practicable and as legally required following Pechiney's Board meeting to be held today. It is expected that these press releases will be issued following the Board meeting and prior to the commencement of trading of the Pechiney shares on Euronext and the opening of the New York Stock Exchange.

4.
Pending announcement of the Pechiney Board recommendation, the parties will maintain confidentiality of these terms.

5.
If the Offer is successful Alcan intends to appoint to the Alcan Board one qualified individual who is proposed by the Pechiney Board after reasonable consultation with Alcan. In the event that more than 75% of Pechiney's share capital and voting rights on a fully diluted basis are tendered in the Offer, Alcan intends to appoint to the Alcan Board a second such individual.

6.
If 2/3 or more but less than 95% of the Pechiney share capital or voting rights on a fully diluted basis is tendered in the Offer, Alcan shall reopen the tender offer in accordance with Article 5-2-3-1 of the CMF Regulation.

SCHEDULE FT-1

AMENDED FINANCIAL TERMS

Pechiney Ordinary Shares/Bonus Allocation Rights (10):

•
Pure Offre Publique Mixte – no subsidiary cash or share offers.

•
Cash – €24.6 per Pechiney share, subject to increase as described below.

•
Alcan shares – €22.9 in Alcan shares per Pechiney share; each Alcan share will be valued at the greater of (x) €27.40 or (y) the volume-weighted average of the Alcan stock price on the NYSE for 10 trading days chosen at random from the 30 trading days ending 5 days prior to closing (clôture) (with each day's price expressed in euros based upon euro/US dollar exchange rate on the same 10 trading days).

•
On the date that the value of the Alcan shares for purposes of the Offer is set and publicly announced, i.e., 5 trading days prior to closing (clôture), Alcan may, as its discretion and subject to the consent of the sponsoring banks to the Offer, choose to replace any portion of the Alcan share consideration component with cash in an amount equal to the value of the Alcan shares so replaced determined on the same basis.

Pechiney OCEANEs:

•
Cash – €83.40 per Pechiney OCEANE, subject to increase as described below.

Increase in Offer Price:

•
If the Offer is successful and more than 95% of Pechiney's share capital and voting rights on a fully diluted basis are tendered in the Offer (including any reopened offer pursuant to Article 5-2-3-1 of the CMF Regulation), Alcan will provide all Pechiney shareholders that have tendered their shares with an additional €1 in cash per tendered share. In this event, Alcan will provide each holder of Pechiney OCEANE tendering OCEANEs an additional €0.4 per tendered OCEANE.

SCHEDULE FT-2

EMPLOYMENT AND SOCIAL COMMITMENTS

  •
  Alcan does not currently intend to make material changes to Pechiney's existing industrial workforce in France, beyond those that are contemplated in Pechiney's current strategic restructuring plans and closure or workforce reduction announcements, subject to divestiture commitments made to the MTF.

  •
  Alcan will for a period of not less than 10 years maintain the Pechiney brand name as it relates to primary aluminum cell technology and will continue to maintain the relevant trademarks for such purpose.

  •
  Alcan currently plans to maintain Pechiney's existing senior management team and head office operations in place for a transitional period.

  •
  Alcan will establish in France the global headquarters of the following business components: Packaging Group, Engineered Products Group, and the Aerospace Business unit.

  •
  Alcan will locate in France the headquarters of its European smelting operations and the global center for aluminum smelter cell technology.

  •
  Alcan recognizes the importance of retaining and integrating Pechiney's management into the combined entity. Toward this end, and in addition to anticipated normal integration process, Alcan will review a list of the senior managers in the top two levels of seniority as submitted by Pechiney. Alcan will put in place a merit based review process to consider these individuals for incumbency or for similar positions in the combined entity.

  •
  The process to be used by Alcan will comprise a three-person review committee with two members from Alcan and one member from Pechiney. The committee will have the following functions:

  •
  The committee will consider individuals from the list, who are not, during the transition period, offered similar positions within the combined entity. In this instance, the committee will undertake a comprehensive evaluation of each individual in an attempt to identify an appropriate position that would maximize the skills and potential of the individual in the combined entity. The committee would then put in place the proper process to offer that individual such a position within a reasonable timeframe.

  •
  The committee will also be used to review such position offers to individuals from the list in the event there is a question as to whether or not the position being offered to the individual is judged to be similar. The decision of the committee is final in this regard.

  •
  In the event an individual from the list holds a position identical to one that exists within Alcan and only one such position is required in the combined entity, then the committee will meet to consider, in a comprehensive evaluation, both incumbents to determine the proper placement recommendation to management. In the event the committee cannot agree on a recommendation, the committee will appoint an outside personnel professional to make an evaluation of the individual and make a recommendation to the committee, after which a vote of the committee would be held and a determination made by majority vote will be considered final and binding.

  •
  Alcan has not had access to important information relating to Pechiney's stock option plans, including the terms of these plans. If the offer is successful, Alcan will undertake to holders of Pechiney stock purchase options and Pechiney stock subscription options that were not exercised during the offer period to exchange, at the termination of the transfer restriction period, the Pechiney shares received as a result of exercising the options for Alcan common shares pursuant to an exchange ratio equivalent to the consideration (the "Offer Consideration") paid by Alcan in the improved offer (based on the average Alcan share price as calculated in valuing the share portion of the Offer as under Schedule FT-1). Alcan will also propose to holders of Pechiney stock options the ability to receive Alcan stock options in exchange for the cancellation of existing Pechiney stock purchase options or stock subscription options at an exchange ratio equivalent to the Offer Consideration. Alcan will propose liquidating agreements to the holders of Pechiney stock options to give effect to these provisions. Pechiney has advised Alcan that the terms of its stock option plans will permit the steps outlined above.

SCHEDULE FT-3

FORMS OF PRESS RELEASES

[ALCAN LOGO]

Press Release
FOR IMMEDIATE RELEASE
DRAFT #4

Alcan's revised offer recommended
by Pechiney's Board of Directors

Board confirms Alcan's offer best value alternative

        Montreal, Canada—September 12, 2003—Alcan Inc (NYSE, TSX: AL) today announced that the Board of Directors of Pechiney recommended a revised mixed cash/share offer of up to €48.5 consisting of €47.5 per share plus a €1 per share supplement if the tender results reach at least 95%.

        "This is the best value alternative for Pechiney and Alcan", declared Travis Engen, President and Chief Executive Officer of Alcan. "We're delighted that Pechiney's board of directors has recommended our offer and determined that it is in the best interests of its shareholders and employees. This decision confirms a long held view that this combination of Alcan and Pechiney presents the strongest industrial and business opportunity."

        The terms of the revised offer described in detail on the attachment to this press release are subject to approval by the Conseil des Marchés Financiers—CMF (France).

        The revised offer is conditional on a more than 50% acceptance level and on "Phase I" approval by the competition authorities in the European Union and in the United States. Alcan will be filing the revised offer with the securities regulators by Tuesday, September 16th, 2003.

        Alcan is a multinational, market-driven company and a global leader in aluminum, packaging, and recycling with 2002 revenues of US$12.5 billion. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, Alcan is well positioned to meet and exceed its customers' needs for innovative solutions and service. Alcan employs 54,000 people and has operating facilities in 42 countries.

Media Contact Joseph Singerman +1-514-848-1355	Investor Contact Corey Copeland +1-514-848-8368

DRAFT

[PECHINEY LOGO]

        The Board of Directors of Pechiney met on September 12, 2003 to consider a revised offer from Alcan with respect to its proposed acquisition of Pechiney.

        The revised offer is a cash/share offer up to €48.5 consisting of €47.5 per share plus a €1 per share supplement if the tender results reach at least 95%.

        Having carefully considered the terms of Alcan's new offer, and in light of the long-recognized industrial logic of a Pechiney-Alcan combination and the relative merits of this combination versus a viable stand-alone strategy, the Board of Directors of Pechiney has determined that such revised offer constitutes the best value alternative available to Pechiney shareholders. The Board of Directors is pleased that this combination would allow Pechiney's employees to contribute to a global leader in aluminum and packaging activities. It has consequently determined to recommend to Pechiney shareholders to accept Alcan's revised offer, which it views as being in the best interest of the company's shareholders, employees and customers.

        The Board of Directors notes that the offer remains subject to prior approval in phase I by the competition authorities in the European Union and in the United States.

QuickLinks

  Exhibit (e)(1)
FINAL TERMS
SCHEDULE FT-1 AMENDED FINANCIAL TERMS
SCHEDULE FT-2 EMPLOYMENT AND SOCIAL COMMITMENTS
SCHEDULE FT-3 FORMS OF PRESS RELEASES
  [ALCAN LOGO]
Alcan's revised offer recommended by Pechiney's Board of Directors
Board confirms Alcan's offer best value alternative
  DRAFT
[PECHINEY LOGO]